the bigger better game

07020919

ebruary 2007

SUPPL

Sky Channel and ThoroughVisioN Agreement

Tabcorp and thoroughbred racing broadcaster ThoroughVisioN (TVN) today announced that they have agreed to revised long term arrangements for the broadcasting of thoroughbred racing on TVN and Sky Channel, a wholly owned subsidiary of Tabcorp.

Tabcorp and TVN will now seek formal authorisation for the revised arrangements on public benefits grounds from the Australian Competition and Consumer Commission (ACCC) under the *Trade Practices Act (1974)*. The parties currently expect that the *authorisation* process will commence in February 2007 and are hoping that it will be completed by August 2007.

Tabcorp and TVN have interim arrangements in place until 31 January 2008 or authorisation, whichever is earlier, that will ensure that during the authorisation process there is no change to the race day content that has been on Sky Channel and TVN from May 2006 onwards. Since that date, Sky Channel has included coverage of Victorian and Sydney thoroughbreds.

For more information contact:

At Tabcorp
Nicholas Tzaferis
Media Relations Manager
03 9868 2529

At TVN
Gary Gray
Spokesman
0419 329 272

PROCESSED

FEB 1 2 2007

THOMSON
FINANCIAL

END

www.tabcorp.com.au